UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

_______________________________________________

DigiPath, Inc.

(Exact Name of Registrant as Specified in its Charter)

Nevada	27-3601979
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

20301 Ventura Blvd. #309

Woodland Hills, CA 91364

(Address of Principal Executive Offices and Zip Code)

(949) 903-0468

(Registrant’s Telephone Number, including Area Code)

_______________________________________________

April 9, 2014

DigiPath, Inc.

20301 Ventura Blvd. #309

Woodland Hills, CA 91364

(949) 903-0468

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Change in the

Majority of the Board of Directors

April 9, 2014

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of DigiPath, Inc., a Nevada corporation (“we” or “our”) at the close of business on April 9, 2014 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of our board of directors (“Board”) other than by a meeting of stockholders. This Information Statement is being distributed on or about April 9, 2014.

NO VOTE OR OTHER ACTION OF OUR STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND US A PROXY.

On April 9, 2014, Mr. Eric Stoppenhagen notified the board of his intent to step down from the Board to pursue other activities.

Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least 10 days following the mailing of this Information Statement.

VOTING SECURITIES

As of April 9, 2014, we had 13,026,400 shares of common stock, par value $0.001 per share, issued and outstanding. Each share of our common stock is entitled to one vote. Our stockholders will have the opportunity to vote with respect to the election of directors at the next annual meeting of our stockholders.

PROPOSED CHANGE IN CONTROL TRANSACTION

On April 9, 2014, DigiPath, Inc. (the “Registrant”) entered into various Series A Convertible Preferred Stock Purchase Agreements with certain accredited investors (the “Investors”) pursuant to which the Registrant agreed to issue 6,000,000 shares, in the aggregate, of a newly formed Series A Convertible Preferred Stock (the “Series A Preferred”) in exchange for $6,000,000, in the aggregate, which consisted of money paid by investors and advances made to the Registrant by such Investors (each agreement, a “Securities Purchase Agreement” and collectively, the “Securities Purchase Agreements”). All the Securities Purchase Agreements have the same terms, whereby the shares of Series A Preferred are convertible after three months from the date of issue based on a conversion formula equal to the price per share ($1.00) divided by a conversion price equal to the lesser of (A) $0.02 and (B) seventy percent (70%) of the average of the three (3) lowest daily volume weighted average prices (“VWAPs”) occurring during the twenty (20) consecutive trading days immediately preceding the applicable conversion date on which the Holder elects to convert any shares of Series A Preferred Stock. The conversion price is further adjustable in the event of stock splits and other adjustments in the Registrant’s capitalization, and in the event of certain negative actions undertaken by the Registrant. At a conversion price equal to $0.02 per share, the Series A Preferred are convertible into 300,000,000 shares of the common stock of the Registrant. No holder is permitted to convert its shares of Series A Preferred Stock if such conversion would cause the holder to beneficially own more than 4.99% of the issued and outstanding common stock of the Registrant immediately after such conversion, unless waived by such holder by providing at least sixty-five days’ notice.

The additional terms of the Series A Preferred include the following:

•        The shares of Series A Preferred are entitled to dividends when, as and if declared by the Board as to the shares of the common stock of the Registrant, but only with respect to the shares under the beneficial ownership limitation described above.

•        Upon the liquidation or dissolution of the Registrant, or any merger or sale of all or substantially all of the assets, the shares of Series A Preferred are entitled to receive, prior to any distribution to the holders of common stock, 100% of the purchase price plus all accrued but unpaid dividends.

•        The Series A Preferred plus all declared but unpaid dividends thereon automatically will be converted into common stock, at the then applicable conversion rate, upon the affirmative vote of 50% of the outstanding shares of Series A Preferred.

•        Each share of Series A Preferred will carry a number of votes equal to the number of shares of common stock then issuable upon its conversion into common stock, e.g., only with respect to the shares under the beneficial ownership limitation described above. The Series A Preferred generally will vote together with the common stock and not as a separate class, except as provided below.

•        Consent of the holders of the outstanding Series A Preferred will be required in order for the Registrant to: (i) amend or change the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, the Series A Preferred; (ii) authorize, create or issue shares of any class of stock having rights, preferences, privileges or powers superior to the Series A Preferred; (iii) reclassify any outstanding shares into shares having rights, preferences, privileges or powers superior to the Series A Preferred; or (iv) amend the Registrant’s Articles of Incorporation or Bylaws in a manner that adversely affects the rights of the Series A Preferred.

•        Holders of Series A Preferred will be entitled to unlimited “piggyback” registration rights on registrations by the Registrant, subject to pro rata cutback at any underwriter’s discretion. The registration rights may be transferred to a transferree who acquires all of the Series A Preferred.

The issuance of the Series A Preferred to Investors was intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(2) thereof and Rule 506 of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (“Commission”) under the Securities Act, as the Series A Preferred was issued to accredited investors, without a view to distribution and were not issued through any general solicitation or advertisement. The Series A Preferred issued to Investors may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. No registration statement covering these securities has been filed with the Commission or with any state securities commission. A copy of the Certificate of Designations, Preferences, Rights and Limitations of the Series A Convertible Preferred Stock is attached as Exhibit 3.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 9, 2014, and is incorporated herein by reference. A copy of the form of Securities Purchase Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission, and is incorporated herein by reference.

BUSINESS OF DIGIPATH

BUSINESS OF DIGIPATH ENTITIES

DigiPath through its subsidiary, DigiPath, Corp., develops and sells the affordable, innovative, and reliable digital pathology solutions for 2nd opinion, consultation, tumor board, archiving, and educational purposes for improved workflow, analysis and data mining in support of pathology in academic medical centers, reference laboratories, biopharma organizations, and life science research institutions. Our digital pathology image-based information environment enabled by computer technology that allows for the management of information generated from a digital slide. Digital pathology is enabled in part by virtual microscopy, which is the practice of converting glass slides into digital slides that can be viewed, managed, and analyzed. Our digital pathology products, PathScope™, PathCloud™, PathReview™, and PathConsult™ provide a digital platform to share and store archive tissue images.

The Registrant invested $1,000,000 of the gross proceeds received from the sale of its Series A Preferred (the “Gross Proceeds”) into DigitPath, Corp. for general working capital purposes in its existing digital pathology business. The remaining Gross Proceeds will be used to explore new lines of business associated with the research, development, licensing and operation of botanical and nutri-pharmaceutical products and services, including, without limitation, the licensing of brand name nutri-pharmaceutical products.

Digital Pathology Products Summary

DigiPath's digital pathology products are digital pathology solutions which employ the optical components of a standard microscope, robotic automated slide handling capabilities combined with proprietary imaging and communication software to capture high magnification images in digital format. These devices are comprised of both hardware and software.

DigiPath's digital pathology products, marketed under the names PathScope, PathCloud, PathReview, and PathConsult are used in hospital, educational pharmaceutical and research environments. Digital pathology solutions also include names of whole slide imaging and telepathology.

PathScope™ hardware

DigiPath’s PathScope is affordable, innovative, and reliable digital pathology solution. Depending on configuration, the pricing ranges from $25,000 to $75,000 capital purchase option. The options include capacity (1, 2, 4, 200), objective (2x, 4x, 10x, 20x, 40x, 60x), , barcode, and file format (JPEG, JP2k, TIFF).

PathCloud™ service

DigiPath's PathCloud is an affordable digital pathology solution networked engineered and optimized for digital pathology performance and reliability. PathCloud includes a USA national backbone network with 8 points of presence, 1000 TB storage, and 100M bandwidth, optimized for digital pathology. The reliability is based on PathCloud’s service level agreement which includes; 100% availability, 100% packet delivery, sub 200 milliseconds latency, and sub 1 second viewing time.

PathReview™ and PathConsult TM software

DigiPath's PathReview provides a scanner agnostic viewer and image server to review images via third party browsers, including Chrome, Internet Explorer, Firefox, and Safari. PathConsult has the features of PathReview with capability of doing a report and searchable database.

DigiPlant™

DigiPath has adapted its digital pathology platform for multiple use cases in botany. The platform will allow live and remote viewing at 20x, 40x, and 60x magnifications. Additionally, one can create a digital slide of various plant specimens for later retrieval and comparison.

Advisory service(s)

DigiPath’s advisors bring over 60 years combined expertise in pioneering digital pathology, implementing over 500 installations at academic medical centers, reference laboratories, biopharma organizations, and life science research institutions worldwide. DigiPath provides advisory services for clients involved with digital pathology. Our current services range the full breadth of management operations for marketing, product development, sales outreach, operations, and customer support services. Our current clients seek our assistance in rolling out affordable, innovative, and reliable digital pathology solutions. Our potential clients include manufacturer (hardware and software), distribution and service firms, laboratories (reference, hospital owned, independent), private pathology practices (associated with hospitals), and centers of excellence.

DIRECTORS AND OFFICERS

PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding our executive officer and director prior to the change of control. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by our Board and their terms of office are at the discretion of our Board.

Name	Age	Position Held and Tenure
Eric Stoppenhagen	40	President, Chief Financial Officer, Secretary and Director since October 15, 2010.

Eric Stoppenhagen commenced service as our sole officer and director on October 15, 2010. He provides financial and management services to small to medium-sized companies that either are public or desire to become public. He provides Interim Chief Financial Officer services to these companies, which includes transaction advice, preparation of securities filings and advice regarding compliance with corporate governance requirements. In addition, Mr. Stoppenhagen is a Certified Public Accountant and holds a Juris Doctorate and Masters of Business Administration both from George Washington University. Additionally, he holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting both from Indiana University. Mr. Stoppenhagen plans to dedicate approximately 40 hours per week to the Registrant.

Mr. Stoppenhagen has more than ten years of financial experience having served in an executive capacity for several public and private companies, including the following engagements.

October 2010 to Present - DigiPath, Inc. – Mr. Stoppenhagen serves as Director, President and Chief Financial Officer of the Registrant which he founded as a digital pathology company.

Dec 2007 to Present – United Cannabis f/k/a Myskin, Inc. – Mr. Stoppenhagen acted as a consultant to the company providing accounting and finance services.

June 2008 to Present - AuraSource, Inc. f/k/a Mobile Nation. Mr. Stoppenhagen currently serves as the company’s director and Chief Financial Officer.

February 2010 to March 2013- GrowLife, Inc. Mr. Stoppenhagen acted as Vice President of Finance to the company providing accounting and finance services.

January 2011 to February 2014 - Gold Hill Resources, Inc. – Mr. Stoppenhagen served as director, President and Chief Financial Officer of the company.

June 2003 to May 2009 - Moqizone f/k/a Trestle Holdings, Inc. f/k/a Sunland Entertainment f/k/a Harvey Entertainment. Mr. Stoppenhagen was hired in 2003 as VP of Finance. From 2003 to 2006, Trestle Holdings had significant operations. Mr. Stoppenhagen’s responsibilities included but were not limited to business development, operations, legal and accounting. In 2006, the assets and liabilities of Trestle were sold to Clarient and subsequently sold to Zeiss Microscopes. At such time the board of directors of Trestle Holdings asked Mr. Stoppenhagen to remain as an officer to assist with corporate compliance until such time as a merger candidate was found. Upon the reverse merger with Moqizone, Mr. Stoppenhagen resigned.

Sept 2007 to March 2010 - AtheroNova, Inc. f/k/a Trist Holdings, Inc. f/k/a Landbank Group, Inc. In 2007, due to the downturn in the real estate market, it was no longer economical for Trist Holdings to pursue its current business. In September 2007, the Board of Directors asked Mr. Stoppenhagen to maintain the company’s public filings after the spinoff of the assets and liabilities.

Dec 2008 to Present - Smartag International, Inc. f/k/a Art4Love, Inc. Mr. Stoppenhagen acts as a consultant to the company providing accounting and finance services.

Jan 2009 to Feb 2010 – STW Resources f/k/a Woozyfly, Inc. Blank check from Jan 2009 to Feb 2010 – Mr. Stoppenhagen acted as a consultant to the company providing accounting and finance services. Upon the reverse merger, Mr. Stoppenhagen resigned.

2009 to Present – StemGen, Inc. f/k/a Amasys Corporation. Mr. Stoppenhagen acts as a consultant to the company providing accounting and finance services.

March 2011 – Mimvi, Inc. f/k/a Fashion Net, Inc. Mr. Stoppenhagen served as the company’s Chief Financial Officer and resigned in March 15, 2011.

July 2010 to March 2011 - Mammatech Corp. Purchased controlling share interest in July 2010 sold interest in March 2011.

CORPORATE GOVERNANCE

Director Independence

Our Board currently consists of one member, Eric Stoppenhagen, who also serves as our sole executive officer and the chairman of the board. We therefore do not have a separate lead director. Our Board is responsible for overseeing risk management, and receives reports from our management periodically. Mr. Stoppenhagen is not “independent” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules as required by the NASDAQ Stock Market.

Committees of the Board of Directors

We do not have a separately designated audit, compensation or nominating committee of our Board and the functions customarily delegated to these committees are performed by our full Board. We are not a “listed company” under Securities and Exchange Commission (“SEC”) rules and are therefore not required to have separate committees comprised of independent directors.

Our Board does not have a nominating committee because our Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of our operations, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our Board believes must be met by a candidate recommended by our Board. Currently, our entire Board decides on nominees, on the recommendation of any member of our Board, followed by our Board’s review of the candidates’ resumes and interviews of candidates. Based on the information gathered, our Board then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

Our Board does not have an audit committee. Currently, our entire Board functions as an audit committee and performs some of the same functions as an audit committee, including the following: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (iii) engaging outside advisors. Our Board does not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. The sole member of our Board is able to read and understand fundamental financial statements and has substantial business experience that results in his financial sophistication. Accordingly, the sole member of our Board has sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

Our Board does not have a compensation committee. We are currently a shell company with nominal assets, no employees and no active business operations. Our business plans are to seek a private operating company with which to merge or to complete a business combination in a reverse merger transaction. As such, we have no formal compensation program for our executive officers, directors or employees.

Stockholder Communications

There has not been any defined policy or procedural requirements for stockholders to submit recommendations or nomination for directors. Our Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of our operations, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our Board believes must be met by a candidate recommended by our Board. Currently, our entire Board decides on nominees, on the recommendation of any member of our Board followed by our Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, our Board then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

We do not have any restrictions on stockholder nominations under our articles of incorporation or bylaws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. Our Board will consider suggestions from individual stockholders, subject to evaluation of the person’s merits. Stockholders may communicate nominee suggestions directly to our Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Our Board has determined not to adopt a formal methodology for communications from stockholders on the belief that any communication would be brought to our Board’s attention by our sole officer, Eric Stoppenhagen.

Certain Legal Proceedings

To our knowledge, during the past ten years, none of our directors, executive officers, promoters, control persons, or nominees has been:

-	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

-	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

-	subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

-	found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law

Code of Ethics

Due to the limited scope of our current operations, we have not adopted a corporate code of ethics that applies to our executive officers and director.

Meetings of the Board of Directors and Committees

Our Board took a number of actions by written consent of all of the directors during the year ended September 30, 2013. Such actions by the written consent of all directors are, according to Nevada corporate law and our bylaws, valid and effective as if they had been passed at a meeting of the directors duly called and held. Our directors and officers do not receive remuneration from us unless approved by our Board or pursuant to an employment contract. No compensation has been paid to our directors for attendance at any meetings during the last fiscal year.

We have no policy with regard to attendance by members of our Board at annual meetings of our security holders. We did not hold an annual meeting of security holders during our last fiscal year.

RELATED PERSON TRANSACTIONS

On February 14, 2011, the Registrant entered into a Revolving Promissory Note (the “Revolving Note”) with NYX Capital Advisors, Inc. (“NYX”) an entity owned by the Registrant’s President and Chief Financial Officer.   Under the terms of the Revolving Note, NYX agreed to advance to the Registrant, from time to time and at the request of the Registrant, amounts up to an aggregate of $500,000 until March 31, 2014.  All advances shall be paid on or before March 31, 2014 and interest shall accrue from the date of any advances on any principal amount withdrawn, and on accrued and unpaid interest thereon, at the rate of eight percent (8%) per annum, compounded annually.  The Registrant’s obligations under the Revolving Note will accelerate upon a bankruptcy event of the Registrant, any default by the Registrant of its payment obligations under the Revolving Note or the breach by the Registrant of any provision of any material agreement between the Registrant and the noteholder.  As of September 30, 2013, the outstanding principal on the Revolving Note was $253,649. As of September 30, 2013, the accrued interest on the Revolving Note was $40,402.

 On February 15, 2012, the Registrant and Mr. Stoppenhagen entered into a Consulting, Confidentiality and Proprietary Rights Agreement pursuant to which the Registrant engaged Mr. Stoppenhagen to serve as President. Mr. Stoppenhagen shall receive a $5,000 per month plus $500 per month as a reimbursement for medical insurance. These amounts shall be accrued until such time as the Registrant has a positive net income and positive cash flow in consideration of the services described above. As of September 30, 2013, Mr. Stoppenhagen has $96,000 of accrued unpaid compensation. On April 9, 2014, the Registrant and Mr. Stoppenhagen terminated this agreement.

On February 15, 2012, the Registrant and Steven Barbee entered into a Consulting, Confidentiality and Proprietary Rights Agreement pursuant to which the Registrant engaged Mr. Barbee to serve as Vice President of Sales and Marketing.  Mr. Barbee shall receive a $5,000 per month plus $500 per month as a reimbursement for medical insurance. These amounts shall be accrued until such time as the Registrant has a positive net income and positive cash flow in consideration of the services described above. On April 9, 2014, the Registrant and Mr. Barbee terminated this agreement and released each other from all obligations owed each other. On April 9, 2014, entered into

On April 9, 2014, the Registrant entered into a Series A Convertible Preferred Stock Purchase Agreement with Eric Stoppenhagen or one of his affiliates pursuant to which the Registrant agreed to issue approximately 400,000 shares of the Series A Preferred in exchange for approximately $400,000 which consisted of money paid by Mr. Stoppenhagen or one of his affiliates and advances made to the Registrant by Mr. Stoppenhagen or one of his affiliates.

NEW DIRECTORS AND OFFICERS

On April 9, 2014, the Board, pursuant to authority granted under the Registrant’s Bylaws, elected Todd Denkin to fill one of the vacant seats on the Registrant’s board of directors.

Ten days following the mailing of this Information Statement, Mr. Stoppenhagen will resign from the Board.

Officers will be elected by our Board and their terms of office are at the discretion of our Board. There is no family relationship between any of the proposed directors or executive officers.

Name	Age	Position
Todd Denkin	50	President and Director

Mr. Denkin, age 50, has been in the "legal" marijuana industry since 2009 when he was the co-founder and president of GrowLife, Inc. (PHOT), f/k/ Phototron, Inc. where he was a director. Prior to joining GrowLife, Mr. Denkin was the head of the direct sales and marketing teams from 2002 through 2008 with Digital FX International, and helped build a sales organization of over 30,000 representatives. He is a 30-year veteran of the TV and film industry, working with top companies like Dick Clark Productions, Barris/Guber/Peters in Los Angeles and The Nickelodeon Network and The Ad Team in Florida. Mr. Denkin has been a key contributor to shows for ABC, NBC, CBS, ESPN and MTV. He was also the award-winning director of “The Australian Experience,” a short film featured on The Today Show and screened at the opening ceremonies of the 2000 Olympics.

Mr. Denkin is not “independent” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules as required by the NASDAQ Stock Market.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater-than-ten percent stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file. Based solely on our review of the copies of the forms received by us and written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended September 30, 2013, all of our executive officers, directors and greater-than-ten percent stockholders complied with all Section 16(a) filing requirements.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of April 9, 2014 by (i) each of our directors and the executive officers, (ii) all directors and executive officers as a group and (iii) each person who beneficially owns more than 5% of all outstanding shares of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of April 9, 2014 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information presented in this table is based on 13,026,400 shares of our common stock outstanding on April 9, 2014. Unless otherwise indicated, the address of each of the executive officers and directors and 5% or more shareholders named below is c/o DigiPath, Inc., 20301 Ventura Blvd. #309, Woodland Hills, CA 91364.

Name of Beneficial Owner	Number of Shares Beneficially Owned1	Percentage of Shares Outstanding

Executive Officers and Directors
Eric Stoppenhagen	2,500,000	19.19%
Todd Denkin	4,000,000	30.71%

Directors and officers as a group	6,500,000	49.90%

5% Stockholders
Steven Barbee	2,500,000	19.19%

1.	No shares are pledged as security and there are no shares to which any of the listed persons have the right to acquire beneficial ownership.

Except as set forth herein, there are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of the Registrant.

EXECUTIVE COMPENSATION

Except as set forth in the summary compensation table below, during the fiscal years ended September 30, 2013 and 2012, we have not provided any salary, bonus, annual or long-term equity or non-equity based incentive programs, health benefits, life insurance, tax-qualified savings plans, special employee benefits or perquisites, supplemental life insurance benefits, pension or other retirement benefits or any type of nonqualified deferred compensation programs for our executive officers or employees.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs are currently in place for the benefit of our employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

The following table and related footnotes show the compensation earned during the fiscal years ended September 30, 2013 and 2012, to our named executive officers; no compensation was made to any executive officers for the fiscal year ended September 30, 2011:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Awards of Stock, Options and Warrants

Eric Stoppenhagen, President	2013 2012	N/A $7,500	N/A N/A	N/A N/A	N/A N/A

Employment Agreements

On April 9, 2014, Todd Denkin signed an At-Will employment agreement from DigiPath, Inc. (the “Denkin Employment Agreement”) to serve as president of the Registrant. Under the terms of the Denkin Employment Agreement, Mr. Denkin shall be paid an annual salary of $156,000 for his services, which DigiPath, Inc. may increase from time to time. Mr. Denkin shall also be issued 4,000,000 shares of stock which will vest quarterly over a period of one year. The shares shall be restricted from resale for a period of eighteen months.

On February 15, 2012, the Registrant and Mr. Stoppenhagen entered into a Consulting, Confidentiality and Proprietary Rights Agreement pursuant to which the Registrant engaged Mr. Stoppenhagen to serve as President. Mr. Stoppenhagen shall receive a $5,000 per month plus $500 per month as a reimbursement for medical insurance. These amounts shall be accrued until such time as the Registrant has a positive net income and positive cash flow in consideration of the services described above. As of September 30, 2013, Mr. Stoppenhagen has $96,000 of accrued unpaid compensation. On April 9, 2014, the Registrant and Mr. Stoppenhagen terminated this agreement.

Outstanding Equity Awards at Fiscal Year-end

None.

Compensation of Directors

During the fiscal years ended September 30, 2013, 2012 and 2011, we did not pay our directors compensation for their services as directors.

Compensation Committee Interlocks and Insider Participation

Our Board does not have a compensation committee. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov/edgar/searchedgar/companysearch.html.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DigiPath, Inc.

By: /s/ Eric Stoppenhagen

Name: Eric Stoppenhagen

Title: President

Dated: April 9, 2014